SECURITIES AND EXCHANGE COMMISSION

11023924

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2011 WASH. D.C. 211

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ANNUAL AUDITED REPORT
FORM X-17A-5 / Amendment
PART III

SEC FILE NUMBER
8- ~~018467~~ 18467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell, Noll Inc. formerly: Maxwell Noll Investment Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, Suite 405
(No. and Street)

Pasadena	CA	91106-3955
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B Noll 626/796-7133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ackerman, Matthew, Fiber and Wainberg, LLC
(Name – *if individual, state last, first, middle name*)

1180 South Beverly Drive, Suite 500	Los Angeles	CA	90035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TY 4/10/15

OATH OR AFFIRMATION

I, Michael B Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Noll Investment Advisors, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

President, CEO

Title

See Attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 2nd

day of March, 20 11, by Michael B. Noll,
proved to me on the basis of satisfactory evidence to be the person(s)
who appeared before me.

J. Q. PHAN
Commission # 1923662
Notary Public - California
Los Angeles County
My Comm. Expires Jan 29, 2015

(Seal) Signature [signature]

MAXWELL, NOLL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2010

Supplementary Schedule 1

	Audited	**Unaudited**	**Difference**
Total Ownership Equity	$112,418	$ 116,583	$ (4,165)
Non-Allowable Assets and Deductions	20,660	20,979	(3,133)
Haircuts on Securities	-0-	-0-	-0-
Net Capital	91,758	95,604	(1,032)
Required Net Capital	50,000	50,000	-0-
Excess Net Capital	$ 41,758	$ 45,604	$ (1,032)
Aggregate Indebtedness	$ 10,470	$ 6,559	$ 3,911
Percent of Aggregate Indebtedness to Net Capital	11.41%	6.86%	

Principal differences in the net capital computations are due to accruals and adjustments made during the examination.

3. **EMPLOYEE BENEFITS PLAN**

The Company maintains a non-contributory, profit-sharing and savings plan for its employees. The Company may contribute up to 25% of compensation paid to eligible employees. The Company also has a voluntary Safe Harbor 401(k) Plan and for employees. The contributions to the 401(k) plan are elective and are not matched by the company. The Company does not have a formal sick and vacation plan and has not recorded any potential liability that might have accrued there on.

4. **INCOME TAXES**

Corporate income tax expense for the fiscal year ending December 31, 2010 consists of the following.

	Current Payable	Deferred	Current Provision
Federal	$ 850	$ (290)	$ 560
State	800	-0-	800
Total	$ 1,650	$ (290)	$ 1,360

Temporary differences giving rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

5. **LEASE COMMITMENTS**

The Company is obligated under a lease commitment for the premises it occupies to June 30, 2013.

Minimum Annual Lease Payments to June 30, 2013 are as follows:

2011	44,717
2012	46,543
2013	23,728

6. **NET CAPITAL REQUIREMENT**

The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $91,738 which was $ 41,738 in excess of its required net capital of $50,000. Its ratio for aggregate indebtedness to net capital was .11 to 1.